

May 20, 2011

<u>Via Facsimile ((713) 375-3463)</u>
Howard Guild
Chief Accounting Officer
Schlumberger N.V. (Schlumberger Limited)
5599 San Felipe, 17th Floor
Houston, Texas 77056

   Re: **Schlumberger N.V. (Schlumberger Limited)**
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed February 4, 2011
      File No. 1-04601

Dear Mr. Guild:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ H. Roger Schwall

          H. Roger Schwall
          Assistant Director